NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

September 30, 2005

(Expressed in United States Dollars)

Unaudited - Prepared by Management

Not Reviewed by an Independent Auditor

NEVSUN RESOURCES LTD.

Consolidated Balance Sheets

(Expressed in United States Dollars)

September 30, 2005 and December 31, 2004

September 30        December 31
                                                                                                                 2005                    2004
                                                                                                         (unaudited)

Assets

Current assets:

Cash and cash equivalents

 $

 6,874,505

$

2,570,752

Short-term investments

  528,381

26,514,081

Accounts receivable and prepaids

  2,209,702

307,502

Inventory

 1,494,692

-

11,107,280              29,392,335

Property, plant and equipment (note 2)

  71,465,576

40,520,962

$  82,572,856

           $   69,913,297

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities

 $

 5,004,690

 1,098,901

Current portion of long-term liabilities

-

1,096,250

  5,004,690

2,195,151

Long-term liabilities (note 4)

 1,414,460

1,494,725

Shareholders’ equity:

Share capital (note 5)

 155,179,660

139,662,136

Contributed surplus (note 5(b))

  6,452,824

5,060,683

Deficit

  (85,478,778)

 (78,499,398)

 76,153,706

66,223,421

                                                                                              $  82,572,856         $   69,913,297

See accompanying notes to interim consolidated financial statements.

Commitments (note 7)
Subsequent events (note 9)

Approved on behalf of the Board:

“Gary E. German”

Director

“Robert J. Gayton ”

Director

Gary E. German

Robert J. Gayton

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Unaudited
(Expressed in United States Dollars)

              Three months ended Sept 30                   Nine months ended Sept 30

2005

2004

2005

2004

(Restated

(Restated

note 1)

note 1)

Expenses:

Accounting and audit

$

  10,592

$

12,587

$

 43,361

$

48,465

Amortization

 4,121

4,590

  12,371

17,122

Consulting

  19,513

11,796

  52,235

37,783

Exploration expenditures (note 3)

 831,510

837,547

 5,273,878

 8,280,595

Investor relations

 69,613

73,372

  205,164

228,632

Legal fees

  5,619

12,448

  47,271

40,354

Office

 94,909

105,083

  332,034

278,359

Remuneration

  164,045

122,627

  461,068

363,765

Stock-based compensation (note 5(b))

  299,393

520,812

1,034,052

1,860,306

Transfer, listing and filing fees

 58,456

52,821

  109,400

104,327

Travel

 2,410

-

  23,006

49,958

Loss before the undernoted

(1,560,181)

(1,753,683)

(7,593,840)

(11,309,666)

Foreign exchange gain (loss)

(5,982)

16,182

 143,023

8,989
Investment income (loss)

 89,529

404,967

  218,437

618,513
Mineral property royalty income (note 6)

          253,000

                     -

           253,000

                        -

Loss for the period                                          (1,223,634)           (1,332,534)           (6,979,380)           (10,682,164)

Deficit, beginning of period                          (84,255,144)         (75,397,081)        (78,499,398)           (66,047,451)

Deficit, end of period                                    $(85,478,778)    $   (76,729,615)    $  (85,478,778)     $   (76,729,615)

Basic and diluted loss per share               $           (0.01)     $               (0.02)     $              (0.09)     $              (0.14)

Weighted average number of

common shares outstanding

    84,885,833              76,418,178            79,507,485          74,801,541

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States Dollars)

   Three months ended Sept 30         Nine months ended Sept 30

2005

 2004

2005

 2004

(Restated

Restated

  note 1)

  note 1)

Cash provided by (used for):

Operations:

Loss for the period

$

(1,223,634)

$

(1,332,534)

$

(6,979,380)

$

(10,682,164)

Items not involving cash:

Amortization

  4,121

4,590

 12,371

17,122

Stock-based compensation

299,393

520,812

  1,034,052

1,860,306

Stock based compensation,

exploration

(7,940)

 50,888

 185,270

 622,953

Foreign exchange on long-term

liabilities

 7,862

7,922

(16,061)

4,917

Changes in non-cash working capital:

Accounts receivable and
prepaids

 (989,155)

(189,263)

(1,902,200)

(394,783)
Inventory

(363,017)

-

(1,494,692)

-

Accounts payable and
accrued liabilities

1,866,105

(83,214)

3,905,789

554,450

 (406,265)              (1,020,799)               (5,254,851)           (8,017,199)

Investments:

Expenditures on property,

plant and equipment

(11,387,925)

(4,805,018)

(29,752,120)

(11,832,921)

Construction holdback

-

-

(2,192,500)

-

Short-term investment sales
(purchases) net

  1,574,477

14,365,590

25,985,700

15,861,262

    (9,813,448)              9,560,572               (5,958,920)              4,028,341

Financing:

Issuance of shares, net of issue costs

   245,921

  48,114

  15,517,524

 800,428

   245,921                    48,114                15,517,524                800,428

Increase (decrease) in cash and
cash equivalents                                       (9,973,792)               8,587,887                  4,303,753          (3,188,430)

Cash and cash equivalents
beginning of period                                   16,848,297               2,742,892                   2,570,752         14,519,209
Cash and cash equivalents
end of period                                           $   6,874,505         $  11,330,779              $   6,874,505      $11,330,779

Supplementary informations:

    Non-cash investing and financing transactions:

    Reclamation & closure costs                $    223,090          $                   -                 $  1,032,046      $                  -

    Interest capitalized on

       accretion of debt                                    $                 -          $         56,915                $                  -       $     104,566

   Stock-based compensation

      charged to property, plant

      and equipment (note 5(b))                   $       48,225         $                   -                  $     172,819      $                  -

   Contribution by Government of

      Mali capitalized to mineral

      properties and long-term debt            $                  -          $                   -                 $                  -       $       138,771

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third Quarter Ended September 30, 2005

1.

Nature of business and basis of presentation:

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its exploration stage mineral properties are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  The recoverability of the amounts shown for the Tabakoto mine mineral property interest and related plant and equipment is dependant upon future profitable production or proceeds from the disposition of the mine.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

The comparative figures for the 2004 quarters have been restated to reflect the change in accounting policy effected at December 31, 2004 for exploration expenditures. Exploration expenditures are charged to earnings as they are incurred.

2.

Property, plant and equipment:

                                                                                             September 30          December 31

                                                                                                          2005                      2004

Mineral properties (note 3)

$ 13,309,524

$  13,178,973

Mineral property under development - Tabakoto, Mali:

 Construction in progress

$

50,151,863

   $

26,177,386

 Deferred stripping costs

5,682,959

-

Reclamation and closure costs

1,032,046

-

Equipment, at cost less accumulated amortization

$ 232,310  (2004 - $219,939)

 1,289,184

1,164,603

$    71,465,576         $ 40,520,962

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2005

3.

Mineral properties:

Schedule of exploration mineral property expenditures during the first three quarters of 2005:

                                                                                                            Bisha/             Augaro/

                                                    Tabakoto                Segala                   Okreb             Akurdet

                                                          Mali                     Mali                  Eritrea               Eritrea             Other                  Total

Balance December 31,
2004

$      2,307,792

$     10,626,633

$       121,002

$     123,546

$                 -

$

13,178,973

Acquisition costs

75,000

-

17,500

17,500

-

110,000

Exploration:

Assays

 -

43

434,965

-

-

 435,008

Consulting engineers

4,758

1,191,245

600

32,432

 1,229,035

and personnel

-

Drilling and geophysics

-

-

1,347,678

-

22,515

 1,370,193

Equipment

-

-

200,639

-

-

 200,639

Interest

 -

2,550

-

-

-

2,550

Line cutting and surveying

-

-

195,215

17,075

3,775

 216,065

Stock-based compensation

 -

3,377

176,477

-

13,356

 193,210

Transportation and field

 -

43

306,930

-

52

 307,025

Administration

 -

44

455,216

-

33,383

 488,643

Incurred during first six months            75,000            10,815            4,325,865            35,175            105,513         4,552,368

 Expensed during first six months                  -           (10,815)          (4,308,365)           (17,675)          (105,513)       (4,442,368)

Balance , June 30, 2005       $  2,382,792   $    10,626,633        $      138,502      $    141,046     $             -   $   13,288,973

Acquisition costs                                  -                           -                     8,274              12,277                     -               20,551

Exploration and

  development:

-

-

-

-

Assays

-

-

 33,150

-

348

 33,498

Consulting engineers

  and personnel

-

 2,609

684,459

3,423

36,845

727,336

Drilling and geophysics

-

-

 (38,676)

8,960

24,650

 (5,066)

Equipment

-

-

 (49,582)

-

-

 (49,582)

Line cutting and surveying

-

-

 29,159

-

525

29,684

Stock-based compensation

-

-

(12,929)

-

4,989

(7,940)

Transportation and field

-

(8,226)

21,095

 640

505

14,014

Administration

-

10,968

65,428

1,685

11,485

89,566

Incurred during the period

5,351

740,378

26,985

79,347

852,061

Expensed during the period

-

(5,351)

(732,104)

(14,708)

(79,347)

(831,510)

Balance, Sept. 30, 2005       $   2,382,792   $     10,626,633       $      146,776      $  153,323       $            -       $13,309,524

4.

       Long-term liabilities

                                                                                       September 30                December 31

                                                                                                     2005                           2004

Construction holdback                                                        $                -             $      2,192,500

Asset retirement obligation                                                       1,032,046            $                   -

Minority interest, payable to Government of

Mali regarding Tabakoto and Segala                                             382,414                       398,475

                                                                                              1,414,460                    2,590,975

Less current portion of long-term liabilities                                              -                    (1,096,250)

                                                                                        $     1,414,460           $       1,494,725

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2005

5.

Share capital:

(a)

Issued:

                                                                                             Number                         Share

                                                                                          of Shares                       Amount

Balance, December 31, 2004                                           76,511,322              $ 139,662,136

Financing                                                                         8,000,000                   14,978,461

Exercise of warrants                                                            227,500                       226,504

Exercise of options (note 5(b))                                              130,000                         66,638

Balance, June 30, 2005                                                   84,868,822                 154,933,739

Exercise of options (note 5(b))                                              265,000                        245,921

Balance, September 30, 2005                                          85,133,822               $ 155,179,660

On June 29, 2005 the Company completed an offering of 8,000,000 units at Cdn $2.50 per unit for gross proceeds of Cdn $20 million.  Each unit consisted of one common share and one half of a warrant to purchase a common share at Cdn $3.25, expiring June 29, 2008

 (b)

Stock options:
The Company’s shareholders adopted a stock option plan in 1996 that is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Since the origin of the plan, the Company has been authorized by its shareholders to grant up to 12,000,000 stock options of which 3,192,000 options have been granted and exercised since 1996, 5,242,000 have been granted and remain outstanding at September 30, 2005 and 3,566,000 remain authorized to be granted at September 30, 2005.

The Company has recorded the fair value of each option granted since January 1, 2003 using the Black-Scholes model with the following weighted average assumptions:  expected life of option 5 years, (2004 – 5 years) stock price volatility 85% (2004 - 95%), no dividend yield and a risk free interest rate yield of 3% (2004 – 3%).  The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2005

5.

Share capital continued:

(b) Stock options continued:

Stock-based compensation values recorded for September 30, 2005:

Stock compensation cost:
Capitalized to mine under construction	$172,819
Expensed - exploration	185,270
Expensed - administration	1,034,052
$1,392,141

Contributed surplus:
Balance, December 31, 2004	$5,060,683
Grant of options	1,392,141
Balance, September 30, 2005	$6,452,824

	Number of options	Weighted average exercise price (CDN$)

Outstanding, December 31, 2004	4,332,000	$ 2.45
Granted	1,265,000	2.36
Expired	(180,000)	4.02
Exercised	(130,000)	0.59
Outstanding, June 30, 2005	5,287,000	2.41
Granted	220,000	2.16
Exercised	(265,000)	0.93
Outstanding, September 30, 2005	5,242,000	$ 2.47

Stock options at September 30, 2005 expire at various dates from January 2006 to February 22, 2011.

Details of outstanding options at September 30, 2005:

Type	Number of options	Range of exercise price (CDN$)	Average remaining life in years

Vested (exercisable)	1,940,000	$0.75 to $2.05	2.1
Vested (exercisable)	2,404,500	$3.21 to $7.33	3.5
Un-vested	897,500	$2.16 to $2.36	5.0
Total	5,242,000

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2005

5.

Share capital (continued):

 (c)

Warrants:

	Number of warrants	Average exercise price (CDN$)

Balance, December 31, 2004	5,227,500	$ 9.62
Warrants exercised	(227,000)	1.25
Warrants issued (note 5 (a))	4,000,000	3.25
Balance, September 30, 2005	5,242,000	$ 7.00

 (d)

Shares reserved for issuance (fully diluted):

Number of shares

Issued and outstanding at September 30, 2005	85,133,822
Reserved for options (note 5(b))	5,242,000
Reserved for warrants (note 5 (c))	9,000,000
Shares reserved for issuance at September 30, 2005 (also see note 9)	99,375,822

6.

Royalty income:

        In September, the Company received a royalty payment on its Kubi property of $153,000 and a further payment of $100,000 received in October has been accrued.

7.

Commitments

In connection with the Tabakoto mine, the Company has operating supply agreements with approximate minimum payment obligations as follows:    2005 - $500,000; 2006 - $4,400,000; 2007 - $5,000,000; 2008 - $7,500,000; 2009 - $7,500,000; 2010 - $2,500,000.  In addition the mining contract has a minimum termination provision of $6,000,000 that declines evenly over the life of the five year contract.

8.

Segmented information:

The Company conducts its business as a single operating segment being the investment, exploration and development of mineral properties.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.

9.

Subsequent events:

On October 25, 2005 the Company completed an offering of 17,778,000 units at Cdn
$2.25 per unit for gross proceeds of Cdn $40,000,500 million.  Each unit consisted of one common share and one half of a warrant to purchase a common share at Cdn $3.00, expiring October 26, 2008.

CORPORATE DIRECTORY

DIRECTORS

GARY E. GERMAN
CHAIRMAN
Toronto, Ontario, Canada

R. STUART  ANGUS
Vancouver, BC, Canada

JOHN A. CLARKE
West Vancouver, BC, Canada

CLIFF T. DAVIS
Vancouver, BC, Canada

ROBERT J. GAYTON
West Vancouver, BC, Canada

GERARD E. MUNERA
Greenwich, CT, USA

OFFICERS

JOHN A. CLARKE
President & Chief Executive Officer

CLIFF T. DAVIS
Chief Financial Officer

GERALD J. GAUTHIER
Chief Operating Officer

F. WILLIAM NIELSEN
Vice President Exploration

JUDY C. BAKER

Vice President Business Development and Investor Relations

MAUREEN D. CARSE
Corporate Secretary

 CORPORATE OFFICE

Suite 800
1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9

Tel: (604)-623-4700
Fax: (604)-623-4701
Web site: www.nevsun.com

TRANSFER AGENT

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

SHARES LISTED

Toronto Stock Exchange
American Stock Exchange
Symbols:

Common - NSU

Warrants - NSU.WT
Authorized: 250,000,000 common
Shares outstanding: 85,133,822
(September 30, 2005)

AUDITORS

KPMG LLP Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia

LEGAL COUNSEL

Miller Thomson LLP
Suite 1000, 840 Howe Street
Vancouver, British Columbia